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                                                                  [CITIBANK CUT]


                                 July 16, 2001


Board of Directors
Chromcraft Revington, Inc.
1100 North Washington Street
Delphi, IN 46923


Gentlemen:

     Reference is made to the letter of intent, dated December 22, 2000, by and between Court Square Capital Limited ("CSCL") and Chromcraft Revington, Inc. ("Chromcraft") wherein CSCL offered to acquire all of the issued and outstanding capital stock of Chromcraft not owned by CSCL and its affiliates for cash in the amount of $10.30 per share (the "Offer").

     As you know, the general economic climate remains uncertain as a result of economic and retail slowdown, and the downturn in the furniture industry has been severe. Chromcraft's sales and performance continue to lag behing CSCL's expectations reflecting this difficult operating environment. Additionally, the financing environment has become increasingly restrictive. For the above reasons, CSCL has decided not to pursue the acquisition of Chromcraft, and CSCL hereby withdraws its Offer.


                                             Very truly yours,

                                             Court Square Capital Limited


                                             By: /s/ Ian Highet
                                                ---------------------------
                                                Name: Ian Highet
                                                Title: Vice President